CNS Pharmaceuticals, Inc.

2100 West Loop South, Suite 900

Houston, TX 77027

April 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: Alan Campbell

Re:	CNS Pharmaceuticals, Inc.
Registration Statement on Form S-1
Registration No. 333-286529

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on April 14, 2025, in which we requested the acceleration of the effective date of the above-captioned Registration Statement on April 16, 2025, at 5:00 P.M. (Eastern Time). We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement, as amended.

Very truly yours,

CNS Pharmaceuticals, Inc.

By:	/s/ Christopher Downs
Name:	Christopher Downs
Title:	Chief Financial Officer